

Mail Stop 3030

November 6, 2017

Via E-mail
Will McGuire
Chief Executive Officer
Second Sight Medical Products, Inc.
12744 San Fernando Road, Suite 400
Sylmar, CA 91342

    Re: Second Sight Medical Products, Inc.
           Registration Statement on Form S-3
           Filed October 31, 2017
           File No. 333-221228

Dear Mr. McGuire:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Caleb French at (202) 551-6947 with any questions.

           Sincerely,

           /s/ Caleb French for

           Amanda Ravitz
           Assistant Director
           Office of Electronics and Machinery

cc: Aaron A. Grunfeld, Esq.
        Law Offices of Aaron A. Grunfeld & Associates